Bloomia Holdings, Inc.
5000 West 36th Street, Suite 220
Minneapolis, Minnesota 55416

February 13, 2026

Via EDGAR Correspondence

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F. Street, N.E.

Washington D. C. 20549

Re:Acceleration of Effective Date

Bloomia Holdings, Inc. (formerly Lendway, Inc.)

Registration Statement on Form S-1

File No. 333-292897

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 11:00 a.m., Eastern Time, on February 18, 2026, or as soon thereafter as is practicable.

Very truly yours,

BLOOMIA HOLDINGS, INC.

By: /s/ Elizabeth E. McShane
Elizabeth E. McShane
Chief Financial Officer

23394460.1